UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

READING INTERNATIONAL, INC.

(Name of Issuer)

Class B Voting Common Stock, par value $0.01 per share

(Title of Class of Securities)

755408200

(CUSIP Number)

Robert S. Hart, Esq.

5424 Deloache Avenue

Dallas, Texas 75220

(214) 378-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 755408200

1	Names of Reporting Persons. Mark Cuban
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3	SEC Use Only.
4	Source of funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 207,611
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 207,611
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person. 207,611
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11). 13.1% (1)
14	Type of Reporting Person (See Instructions). IN

(1)	Based on 1,580,590 shares of Class B Voting Common Stock, $0.01 par value per share outstanding at May 6, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015, filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2015. Mr. Cuban also owns 72,164 shares of Class A Nonvoting Common Stock of the Issuer.

Item 1. Security and Issuer

This statement relates to the beneficial ownership of the Class B Voting Common Stock, par value $0.01 per share (the “Class B Shares”) of Reading International, Inc. (the “Issuer”), whose principal executive offices are located at 6100 Center Drive, Suite 900, Los Angeles, CA 90045.

Item 2. Identity and Background

(a) Mark Cuban

(b) 5424 Deloache Avenue

      Dallas, TX 75220

(c) Mr. Cuban is a private business owner and investor.

(d) During the last five years, Mr. Cuban has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Cuban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Cuban is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

Through a personal investment account, the Class B Shares were purchased for an aggregate purchase price of $1,042,450 using personal funds of Mr. Cuban.

Item 4. Purpose of Transaction

Mr. Cuban acquired the Class B Shares for investment purposes. Mr. Cuban intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Class B Shares, as well as other developments and other investment opportunities.

Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban, he may acquire additional Class B Shares in open market transactions, privately negotiated transactions or otherwise. He may also determine to dispose of all or part of the Class B Shares he now beneficially owns in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Mr. Cuban at any time without prior notice.

Depending upon a variety of factors, including the foregoing, Mr. Cuban may from time to time and at any time, in his sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that Mr. Cuban will or will not take, or cause to be taken, any of the actions described above or any similar actions. Except as described herein, Mr. Cuban does not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a) All percentages set forth in this statement are based on 1,580,590 Class B Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 7, 2015. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 207,611 Class B Shares, which represents approximately 13.1% of the Class B Shares outstanding.

(b) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 207,611 Class B Shares

(c) During the last sixty days Mr. Cuban has not engaged in any transactions involving Class B Shares, or any other securities of the Issuer.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2015	MARK CUBAN

/s/ Mark Cuban
Mark Cuban